Exhibit 99.1

SouFun Announces Proposed US$250 Million Convertible Senior Notes Offering

BEIJING – December 3, 2013 – SouFun Holdings Limited (NYSE: SFUN) today announced that it proposes to offer up to US$250 million in aggregate principal amount of convertible senior notes due 2018 (the “notes”), subject to market conditions. The notes are to be offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering. The Company intends to grant to the initial purchasers a 30-day option to purchase up to an additional US$50 million principal amount of notes solely to cover over-allotments, if any.

The notes will be unsecured and unsubordinated obligations of the Company and will rank equally in right of payment with all of the Company’s future unsecured and unsubordinated indebtedness. The notes will be convertible into the Company’s American depositary shares (“ADSs”), which as of the date of this press release represent one Class A ordinary share of the Company, HK$1.00 par value, at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Subject to limited circumstances, the Company will not have the right to redeem the notes prior to maturity. Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The Company plans to use the net proceeds from this offering for general corporate purposes, including new products and services, working capital, capital expenditures, business expansion and potential acquisitions.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs or the Class A ordinary shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.